Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended		Nine Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Earnings

Income (Loss) before Income Taxes	$(13)	$14	$(70)	$59
Fixed Charges	246	224	724	651

Total Earnings	$233	$238	$654	$710

Fixed Charges
Interest Expense	$234	$214	$690	$630
Amortization of Debt Costs	10	8	28	15
Interest Element of Rentals	2	2	6	6

Total Fixed Charges	$246	$224	$724	$651

Ratio of Earnings to Fixed Charges (1)	-	1.06	-	1.09

(1) Earnings for the three and nine months ended September 30, 2011 were insufficient to cover fixed charges by $13 million and $70 million, respectively. As a result of such deficiencies, the ratios are not presented above.